FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 22 October 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding xda II sent to the London Stock Exchange on 22 October 2003 press release

PR0340


                 THE XDA II FROM O2 - THE ULTIMATE MOBILE PDA -

                           AVAILABLE FROM 1ST NOVEMBER


Released: 22 October 2003

The Xda II from O2 - giving customers access to colour images, video, music, games, information, phone and corporate internet applications whilst on the move
- goes on sale from 1st November, initially in the UK, Germany and Ireland, it was announced today.

The integrated Windows Mobile-based Pocket PC and mobile handset is the ultimate mobile PDA for both consumer and business customers, offering a host of advancements over its predecessor - the highly acclaimed xda. These include a high-quality, built-in digital camera, tri-band functionality and a tailored O2 Active menu that is intuitive and easy-to-use, and guides customers to services such as full internet browsing, multimedia messaging (MMS), colour games, video, information, alerts and pictures.

It incorporates twice as much memory (128MB) and considerably faster performance due to its advanced Intel PXA 263 processor running at 400 MHz. The Xda II runs Microsoft's latest Windows Mobile 2003 software for Pocket PC Phone Edition and retains its sleek, stylish design.

Ideal for consumers, the Xda II offers a built-in digital camera with a 65,000-colour display to ensure that photographs are sharp and clear as well as full multimedia messaging capability. Customers can also set up personal email (for example O2 mail, Freemail or Yahoo) quickly and easily due to a new set-up Wizard.

The in-built Windows Media Player enables customers to view full colour videos with sound from the Internet; and access the forthcoming O2 video download service, including chart music, news, sports and comedy. The larger memory makes the Xda II a highly effective MP3 player, capable of storing up to 40 tracks. Optional memory cards can be used.

Corporate customers using the Xda II will be able to take advantage of the forthcoming release of Exchange 2003, making it easier for them to access business information whilst on the move. Also, through support of tri-band, the Xda II can be used seamlessly in the US as well as Europe, Australia and Asia thanks to O2's extensive GPRS roaming capability. Bluetooth is standard to allow compatible headsets or PCs to be connected. PowerPoint and PDF documents can now be viewed on the Xda II and customers can deliver a presentation by simply plugging straight into a projector.

A range of business services and applications, including Xmail and Extended Office, are offered to enable access to corporate email.

New features of the Xda II include:

  - an integrated 640x480 pixels digital camera and full multimedia messaging functionality

  - tri-band capability to enable seamless use worldwide

  - 128MB RAM Memory (up from 64MB)

  - Bluetooth capability

  - a faster processor (Intel Xscale technology based processor at 400 MHz) facilitating faster use and improved battery life

  - improved talk and standby time

  - stored picture caller identification - see who's calling

  - a removable battery enables power users to swap the battery whilst on the move

  - the latest Phone Edition of Windows MobileTM 2003 Software for Pocket PC

  - customer focussed packages for ease of use and understanding



Kent Thexton, chief data and marketting officer, mmO2, said: "Even today, a year after its successful launch, the xda from O2 is a leading device of its class. The Xda II reinforces our commitment to lead in mobile data and is attracting high value customers.

By combining a high specification product, outstanding functionality, customer-focussed packages and transparent pricing, we believe the Xda II will leverage the success of the xda and continue to win us market share. We expect it to be one of this years most wanted Christmas gifts!"

Annemarie Duffy, senior marketing manager, Microsoft EMEA, commented: "The launch of the Xda II combined with the imminent availability of Exchange Server 2003 ushers in a new era for mobile data communications. Always on access to email, business and personal data is becoming the de facto standard. Today's announcement brings us one step closer to prolific email and internet access, anytime, anywhere."

"mmO2 continues to deliver feature rich and innovative handheld data solutions to the mobile market," said Hans G. Geyer, Intel Vice President and General Manager of Intel's PCA Components Group. "Utilising the low power and high performance of the Intel XScale(R) technology, the new Xda II delivers convergence and mobility for both the consumer and business user."

Sales of the Xda continue to show steady growth finding a firm following amongst technology-friendly adopters. More than 79,000 devices have been sold in UK, Germany, Ireland and Asia. O2 has seen strong uptake from major corporations, which are offering bespoke software and services embedded in the Xda to their customers. Recent examples include Reuters and Cantor.

As well as winning excellent reviews, users of the Xda generate more than three times the level of mobile data traffic than the second most data-oriented handset - the Nokia 6310i - and on average use up to 4.0MB per month. The average revenue per user (ARPU) of the XDA is around 35% higher then average post-pay ARPU across O2's footprint.


Note to Editors

Customers can register to receive more information on the Xda II at www.o2.co.uk/xda. Then select Xda II, and the 'option to register' at the bottom of the screen.

Pricing

The Xda II is priced as follows:
UK - GBP349 with a 12-month contract, incl. VAT
Germany - EUR499,95 with a 24-month contract

Features and benefits of the Xda II from O2:

  - One integrated device rather than a separate pda and mobile phone.
  - Unrestricted, colour access to the Internet - wherever you are.
  - The ability to send, receive and manage email on the move.
  - The ability to make and receive calls whilst online.
  - 'Always on' functionality.
  - A colour touch-sensitive screen for complete ease of use.
  - Hands-free and speaker phone.
  - Synchronisation via a USB connection and docking cradle.
  - Personal Information Management (contact lists, banking information, etc.).

O2 GPRS roaming

O2 in the UK offers GPRS roaming with 45 networks in 38 countries, including Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Isle of Man, Israel, Italy, Malta, Netherlands, Norway, Poland, Portugal, Russia, San Marino, Singapore, Spain, Sweden, Switzerland, Turkey, USA.

O2 in Ireland offers extensive GPRS roaming, including with Australia, Austria, Italy, USA, Portugal, Spain, Czech Republic, France, Finland, Hong Kong, Singapore, Switzerland, Sweden, Norway, Belgium, Germany, Netherlands, Israel, Isle of Man, Poland and the UK.

O2 in Germany offers extensive GPRS roaming, including with Austria, UK, Ireland, Netherlands, Finland, Norway, Hong Kong, Switzerland, USA, Singapore, Spain, Italy, San Marino, Russia, France, Monaco, Philippines, Poland, Turkey, Sweden, Denmark, Greece, Czech Republic.

                                     -ends-


mmO2 contacts:
David Nicholas                                  Simon Gordon
Head of Media Relations                         Press Relations Manager
mmO2 plc                                        mmO2 plc
david.nicholas@o2.com                           simon.gordon@o2.com
t: +44 (0) 771 575 9176                         t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 October 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary